NerdWallet, Inc.
875 Stevenson Street, 5th Floor
San Francisco, CA 94103
November 1, 2021
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Joseph Kempf
Craig Wilson
Jeff Kauten
Jan Woo
RE:    NerdWallet, Inc.
Registration Statement on Form S-1
File No. 333-260134
Acceleration Request
Requested Date:    Wednesday, November 3, 2021
Requested Time:    4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, NerdWallet, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Wednesday, November 3, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Nicole Orders, John Sellers or David Peinsipp of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Orders of Cooley LLP, counsel to the Registrant, at (650) 843-5133. The Registrant also respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to Cooley LLP, Attention: Nicole Orders.
If you have any questions regarding this request, please contact John Sellers of Cooley LLP at (650) 843-5070 or Nicole Orders of Cooley LLP at (650) 843-5133.
[Signature Page Follows]

Very truly yours,

NerdWallet, Inc.

By:	/s/ Ekumene Lysonge
Name:	Ekumene Lysonge
Title:	General Counsel

cc:	Tim Chen, NerdWallet, Inc.
Lauren StClair, NerdWallet, Inc.
Aby Castro, NerdWallet, Inc.
David Peinsipp, Cooley LLP
Nicole Orders, Cooley LLP
Richard Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP
Company Signature Page to Acceleration Request